ANNUAL REPORT

December 31, 2003

Mosaic
Equity Trust

Mosaic Investors Fund
Mosaic Balanced Fund
Mosaic Mid-Cap Fund
Mosaic Foresight Fund



equity trust

MOSAIC FUNDS
www.mosaicfunds.com

Contents

Letter to Shareholders



Katherine Frank

For most stock-market investors, the positive returns of 2003 were a long time coming. From the market highs in March of 2000 through early 2003 we saw the major indices suffer a sharp decline that will be remembered for lifetimes. Less than one year ago, when the market bottomed in March, the three-year total return for the S&P 500 was -43%, and for the Nasdaq it was -73%. The market rallied strongly from that point, although the gains were masked by the magnitude of the prior losses.

When the dust has settled on this recent bear market and rally of 2003, one result is likely: many investors who suffered the worst of the downside lost confidence and pulled their money out of the stock market, only to miss this past year's rally. Our attention to protecting assets in difficult times resulted in considerably less volatility for our shareholders. As a result, the vast majority of our shareholders stayed the course. As of year-end, all of the funds in Equity Trust had increased in value from March of 2000 when the market hit its highs.

This is one more reason that Mosaic's long-held philosophy of "protect and participate" makes such good sense for most investors. It is our goal to outperform in down markets (protect), while joining in market rallies (participate). The market cycle of the past few years shows how this strategy can be advantageous—not only in terms of total return, but in helping investors stick with a disciplined investment philosophy and approach.

As we head into 2004, you can be assured that we continue to invest your funds in quality companies that we believe will benefit from the strengthening economy. Thank you for your confidence.

Sincerely,

Katherine Frank
President

Management's Discussion of Fund Performance

Performance Summary

The one-year period ended December 31, 2003 showed gains for all the funds in Equity Trust. Mosaic Investors was up 22.14%; Mid-Cap returned 28.53%; Balanced was up 15.29%; and Foresight was up 16.73%. Over the same period, the S&P 500 Index returned 28.69%.

General Comments

When you consider that the average annual returns for equities over long periods of time have been about 10%, 2003 was truly a remarkable year. While the S&P 500 Index return was excellent, most other indices fared even better, including those tracking smaller stocks and the technology-heavy Nasdaq Composite. Some of the factors that helped propel the market higher included a stronger economy, a benign interest rate environment, and better than expected corporate profitability. We anticipate that the economic backdrop and the earnings outlook will remain supportive of equities as we move into 2004.

S&P 500 operating earnings grew at an annualized 18% pace in the third quarter, and early indications were that this trend continued through the fourth quarter. Record productivity levels, combined with corporate cost cutting and a weaker dollar, led to strong corporate profit margins. However, margins may be under some pressure as 2004 unfolds as corporations hire more employees to keep pace with the economic growth. Although we expect record earnings for the S&P 500 in 2004, the pace of that growth should diminish as the year progresses, perhaps averaging closer to a 10-12% rate for the full year.

A few trends were consistent throughout 2003. Small and mid-cap company stocks posted the best results, while large company stocks were the relative laggards. Likewise, the stocks of more speculative, lower-quality companies outperformed the stocks of higher-quality companies, although this trend became less pronounced at the end of the year. Typically, during the early stages of a stock market recovery, smaller company stocks and lower-quality company stocks do better as they tend to be the most levered to the economy. Once the growth rate of earnings peaks, however, shares of higher-quality, stable growth companies tend to shine. If history is a guide, this could occur by mid-year 2004.

Another driver of impressive market performance in 2003 was high levels of liquidity as low interest rates prompted record levels of mortgage refinancings and tax refunds put more money in the hands of consumers. Equity mutual funds saw net inflows to the tune of $138 billion in 2003 (through November) despite negative industry news. This comes on the heels of a net negative cash flow year for equity funds in 2002 and gave the market a much needed boost. Given the rebound in the stock market and the low level of returns that investors can expect from money market instruments, it's no wonder that investors are interested in stocks again.

The basic backdrop for the stock market remains constructive. The economy has entered a strong and sustainable recovery phase, corporate earnings should be at record levels next year, interest rates remain low, and the demand for equities is good. On the other hand, it will be hard for this backdrop to get any better, leading us to believe that 2004 should be a good year, but not as robust as in 2003. As 2004 unfolds, we expect to see earnings continue to grow, but at a decelerating pace. Interest rates should gently climb during the year. Valuations of stocks are no longer cheap, and while opportunities exist, they are not as prevalent as they were just a few months ago. Fortunately, this type of environment normally favors the higher-quality, stable-growth companies that we prefer.

Interview with lead equity manager Jay Sekelsky



Jay Sekelsky

Can you summarize the performance of the funds in Equity Trust for 2003?

After three years of negative returns, U.S. equity markets showed a stronger year in 2003 than most market watchers, including those of us here at Mosaic, had dared to hope. All four funds in Equity Trust participated in this rally and finished the period with double-digit positive returns. When combined with our strong bear-market performance, our long-term investors can take comfort in ending the year ahead of where they were at the market's peak in early 2000. This is not true for the market in general. The S&P 500 ended 2003 still down more than 20% from its peak in March, 2000. Over the same period all of the funds in Equity Trust were all solidly positive, led by Mosaic Mid-Cap, which returned more than 50% through this difficult market.

In short, we are pleased to able to report solid, positive returns for 2003, and very proud of our total performance through the recent bear market. At the same time, we are not happy when we lag the market for a calendar year, even when we recognize the condition as temporary.

Mosaic Investors

How did the fund perform in 2003?

Mosaic Investors rose 22.14% for the year ended December 31, 2003. This return lagged the broader market as measured by the S&P 500, which was up 28.69%. The Lipper Large-Cap Core peer group had an average gain of 24.80%. These results were not unexpected, since Mosaic's risk-conscious style will not usually keep pace with a market that is favoring more speculative stocks. In fact, we were pleased to see a high percentage of participation in this sort of market, since this follows our general objective of protecting investors in down markets while sharing in the benefits of rising markets.

Did you make any significant changes to the portfolio since December 31, 2002?

This past year we had relatively low portfolio turnover compared to our historic turnover, which itself has been well below industry averages. One reason for this was the nature of the market. As we've previously discussed, 2003 did not tend to favor the types of companies we own. As a result, we did not find as many of our holdings reaching their full valuations as we might in a market where our stocks were leading the market.

With stocks up as strongly as they were for the calendar year, it's easy to forget that the year began with the market falling. On March 11, 2003, the S&P 500 was showing an 8.6% loss for the year. This dip actually allowed us to make some quality additions to the portfolio. Berkshire Hathaway is a prime example. Warren Buffett's Berkshire Hathaway is a company we have long admired. Over the past three decades, Warren Buffett has slowly transformed Berkshire from a quasi-closed-end fund to a true operating company. To a great extent, Berkshire remains valued as an investment company, rather than a conglomerate, which we feel more accurately describes the company, and as this recognition becomes more widespread, we feel the valuation of the firm will rise accordingly. We also added drugstore chain Walgreen and cell phone manufacturer Nokia during the first half of the year.

Among the new positions added over the second half of the year were InterActiveCorp and Charter One Financial. InterActiveCorp is a multi-brand commerce company that owns a number of familiar enterprises, included the Home Shopping Network, Ticketmaster, Expedia and Hotels.com. Charter One is a regional bank based in Cleveland, Ohio with more than 550 banking centers in nine states, which is in the process of transitioning from a consumer home-loan thrift institution to a commercial bank, a business which can provide higher operating margins. As this transition progresses, we believe the discount at which the shares trade relative to other regional banks will narrow.

On the other hand, a sharply rising market typically will mean companies reaching fuller valuation, and on this basis we sold Check Point Software after the stock experienced a major run. Valuation was also the reason we sold newspaper publisher Scripps and U.S. Bancorp. Shares of U.S. Bancorp rose significantly in the aftermath of the merger of Bank of America and FleetBoston Financial, on speculation of further acquisition activity. We also sold Safeway and Bristol-Myers Squibb to make room for the additions previously cited.

FUND–AT–A–GLANCE

Objective: Mosaic Investors seeks long-term capital appreciation through investments in large growth companies.

Net Assets: $125.0 million

Date of Inception: November 1, 1978

Ticker: MINVX

TOP TEN STOCK HOLDINGS AS OF DECEMBER 31, 2003 FOR MOSAIC INVESTORS

	% of net assets
Pfizer Inc.	4.49%
Liberty Media Corp.	4.49%
Johnson & Johnson	3.87%
Kraft Foods	3.70%
First Data Corp.	3.49%
Berkshire Hathaway	3.49%
AIG US	3.46%
Mohawk Industries	3.39%
Waste Management Inc.	3.36%
Dover Corporation	3.34%

What holdings were the strongest contributors to fund performance?

The largest sector exposure in Mosaic Investors was in Financials, where we saw slightly better than market-like returns for the year. We also had a strong contribution from our Consumer Discretionary holdings, a sector which was the second-best performing S&P sector after Information Technology (where we were significantly underweighted compared to the Index). The Consumer Discretionary and Financial Sectors provided more than three-fourths of the total return of the Fund in 2003.

The individual holdings that had the largest positive impact on performance included McDonald's, Morgan Stanley, Mohawk Industries, MGIC Investment and Check Point Software.

What holdings were the largest constraints on performance?

From a sector perspective, one negative was our underexposure to Information Technology, which was the leading S&P 500 Sector. Our emphasis on the higher-quality technology names meant that our holdings were not as strong as the sector in general. We were also light in Materials, another top performing Sector. Finally, health care stocks underperformed the market, and pharmaceuticals, where our health care holdings were concentrated, were particularly out of favor.

Among the individual holdings hindering performance were supermarket chain Safeway (sold in June), and pharmaceutical Merck, which suffered when drugs were pulled from development in the later stages of trials.

INDUSTRY DIVERSIFICATIONS AS OF DECEMBER 31, 2003 FOR MOSAIC INVESTORS



COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT FOR MOSAIC INVESTORS



Average Annual Total Return		
1 Year	5 Years	10 Years
22.14%	2.87%	11.34%

Past performance is not predictive of future performance. The above graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or redemption of fund shares.

Mosaic Balanced

How did Mosaic Balanced perform for the year?

Mosaic Balanced returned 15.29% for the year ended December 31, 2003, with positive results from both the bond and stock sides of the portfolio. Over the same period, the average balanced fund, as tracked by the Lipper Balanced Fund Index, rose 19.94%. The fund retains its performance advantage over its peers for three and five years. This past year's underperformance was mostly a result of conservative stock selection in a year in which small, speculative companies led the market. We also retained a defensive position on the bond side of the portfolio, which also dampened performance. Mosaic Balanced is managed with the belief that most shareholders in the Fund are interested in a risk-moderated exposure to the stock market, allowing for participation in up markets, while affording protection in down markets. We believe the past four years have been an endorsement of this approach, and we are pleased to report solid returns for 2003.

Did you make any significant changes to the portfolio since December 31, 2002?

The stock holdings of Balanced mirror the holdings of Mosaic Investors, as discussed above. These holdings continue to focus on solid, well-established domestic companies that have proven their earning ability through difficult times. One of the factors in our management of Balanced is the mix of stocks and bonds, with 70% being the highest allowable percentage of stocks. We began the period holding 54.1% stocks and finished the period at 65.1% in stocks. Much of this shift reflects the banner year for stocks, with this side of the portfolio showing a return of more than 20% for the year. On the bond side, we retain a defensive position, as we have continued to hold a short duration portfolio of bonds to help preserve capital should rates rise from the historic lows seen during this period.

FUND–AT–A–GLANCE

Objective: Mosaic Balanced seeks to provide substantial current dividend income while providing opportunity for capital appreciation by investing in a combination of mid-to-large companies and government agency and investment grade corporate bonds.

Net Assets: $24.4 million

Date of Inception: December 18, 1986

Ticker: BHBFX

TOP FIVE STOCK AND FIXED INCOME HOLDINGS AS OF DECEMBER 31, 2003 FOR MOSAIC BALANCED

	% of net assets
Top Five Stock Holdings **(65.1% of net assets in stocks)**	
Liberty Media Corp.	3.07%
Pfizer Inc.	3.05%
Kraft Foods	2.51%
Mohawk Industries	2.51%
Johnson & Johnson	2.50%
Top Five Fixed Income Holdings **(29.8% of net assets in fixed income)**	
US Treasury Note, 4.625%, 5/06	2.61%
Fannie Mae, 6%, 12/05	2.21%
US Treasury Note, 5.875%, 11/05	1.76%
Fannie Mae, 6.42%, 3/09	1.65%
Freddie Mac, 3.5%, 9/07	1.54%

How did the stock holdings in Balanced contribute to overall performance?

The stock holdings in Balanced were solidly positive for the period. The holdings mirror the stocks held in Mosaic Investors, discussed previously at some length.

How did the bond holdings in Balanced contribute to overall performance?

Bonds had another positive year in 2003, and our holdings were a performance plus. However, our defensive posture meant that we didn't see results as strong as those in longer-term, or high-yield bonds, both of which contain risks which we do not believe to be appropriate for the investment goals of Mosaic Balanced. Our overweighting in corporate bonds was a relative plus, as the valuation of these securities rose in tandem with the stock market and increased optimism regarding the business environment.

PORTFOLIO INVESTMENT BLEND FOR MOSAIC BALANCED

(% of net assets)



COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT FOR MOSAIC BALANCED



Average Annual Total Return		
1 Year	5 Years	10 Years
15.29%	3.91%	9.62%

Past performance is not predictive of future performance. The above graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or redemption of fund shares.

*The Value Line Geometric Index is an equally weighted and geometrically averaged index based on the price changes of the 1,650 stocks in the Index.

COMMON STOCK INDUSTRY ALLOCATION FOR MOSAIC BALANCED

(% of net assets)



Mosaic Mid-Cap



*Rich
Eisinger*

An interview with Rich Eisinger, co-manager of Mosaic Mid-Cap.

How would you characterize the performance of Mosaic Mid-Cap in 2003?

The fund's 28.53% return for the period was a welcome relief from the dismal market of 2002. Despite this large positive number, the year in general was a bit frustrating, as stocks very leveraged to an improving economy were the year's best performers. In fact, many of the best performers in 2003 would not come close to meeting the desirable characteristics we demand of a company before it is added to our portfolio.

For the year, the bias was not only for more speculative companies, but for smaller companies over larger ones. Mid-Cap's peer group, as tracked by the Lipper Mid-Cap Core Index, was up 36.58% for the year, well ahead of the market in general, as measured by the S&P 500. Mosaic Mid-Cap's 3-year annualized return of 8.90% and five-year return of 10.87% continued to outpace its peer group as measured by the Lipper Index's 2.38% and 7.89%.

In summary, we were pleased to earn a substantial return for shareholders in a year in which our style was out of favor. We believe that as the economic recovery solidifies in 2004 and beyond, the type of quality stocks we hold in Mid-Cap will return to favor.

FUND-AT-A-GLANCE

Objective: Mosaic Mid-Cap seeks long-term capital appreciation through the investment in mid-sized growth companies.

Net Assets: $54.7 million

Date of Inception: July 21, 1983

Ticker: GTSGX

TOP TEN STOCK HOLDINGS AS OF DECEMBER 31, 2003 FOR MOSAIC MID-CAP

	% of net assets
Willis Group Holding	4.50%
Markel Corp.	4.31%
Odyssey Reinsurance	4.09%
Liberty Media Corp.	3.88%
White Mountains Ins.	3.74%
Costco Wholesale Corp.	3.69%
Charter One Financial	3.54%
Liz Claiborne	3.54%
Laboratory Corp. of America	3.48%
Hewitt Assoc. Inc..	3.39%

Did you make any significant changes to the portfolio since December 31, 2002?

Overall, turnover was quite low in the portfolio. Over the course of the year we added several positions to the portfolio: Del Monte, Laboratory Corporation of America, Limited, Inc, Hewitt Associates Inc., Willis Group, John Wiley and Check Point Software. Check Point was sold during the year as the stock joined the rally in technology and reached what we felt was full valuation. Hewitt Associates, Inc., the nation's largest integrated provider of human resources outsourcing and consulting services, is a good example of the type of company we like to own. The firm has an outstanding record of profitability, a strong brand name, and is a leader in a growing business: the outsourcing of human relations functions. We were able to purchase the company at a valuation we deemed reasonable when the firm suffered an earnings setback for reasons we believe are temporary.

In addition to Check Point, we sold Hasbro, A.G. Edwards, Fastenal and Dentsply for gains when their prices appeared to be full. We also sold Apogent Technologies, after concern arose over their ability to generate long term internal growth.

By the end of the year, the top-ten holdings of the Fund contained many familiar names, including five holdings from a year previous. Three of our new purchases, Willis Group Holding, Laboratory Corporation of America, and Hewitt Associates were new entries among our top ten, suggesting the confidence we have in these additions.

COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT FOR MOSAIC MID-CAP



Average Annual Total Return		
1 Year	5 Years	10 Years
28.53%	10.87%	10.06%

Past performance is not predictive of future performance. The above graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or redemption of fund shares.

*Madison Investment Advisors, Inc. assumed management of the GIT funds in August 1996. On June 13, 1997, the GIT funds were merged with Madison's original Bascom Hill Funds to form Mosaic Funds.

What holdings were the strongest contributors to fund performance?

The fund's largest weightings remain in the Financial and Consumer Discretionary sectors. Consumer Discretionary was a favored area of the market for the period, and our stock-picking was additive to performance. We also had significant success with our financial holdings, particularly in the insurance area. Among the top-performing stocks were Laboratory Corporation of America, Tiffany & Co., Hasbro, Yum Brands and White Mountains Insurance. Our position in Kemet, a manufacturer of ceramic capacitors used in electronic products, fared very well, fueled by increased demand for its products.

What holdings were the largest constraints on performance?

Our underweightings in some of the leading sectors, such as Technology, were handicaps during this period. As previously discussed, the market in 2003 was one that was led by lower-quality, higher-risk stocks. We do not bend our discipline to try to participate in such markets, which historically, are short-lived and volatile.

An individual holding which had disappointing results was Italian furniture retailer Natuzzi Spa (NTZ), which is one of the smaller positions in the portfolio. The company's core leather furniture products were under pricing pressure from low-cost manufacturers, and we trimmed our position in November. Valassis Communications was the only other holding that was actually negative for the one-year period. Valassis produces coupons (often found in your Sunday newspaper) and other marketing products for package good manufacturers, a business that is currently plagued by intense pricing pressures. We believe this price war will be short lived.

**INDUSTRY DIVERSIFICATION
AS OF DECEMBER 31, 2003
FOR MOSAIC MID-CAP**

(% of net assets)



CONSUMER STAPLES 5.7%

CASH & OTHER 10.2%

MEDIA 6.3%

CONSUMER GOODS 12.6%

BANKS 5.9%

HEALTHCARE 5.1%

INSURANCE 22.5%

INDUSTRIAL 14.2%

RETAIL & RESTAURANT 14.4%

TECHNOLOGY 2.6%

TELECOMMUNICATIONS 0.5%

Mosaic Foresight



*Frank
Burgess*

An interview with Foresight manager and Madison Investment Advisors' founder and President, Frank Burgess.

How would you characterize the performance of Foresight for the period?

We were pleased to participate in this past year's market rise, producing a return of 16.73%. It is our goal in this fund to expose shareholders to considerably less risk than the market in general, and our record over the past market cycle shows our efforts. Since the fund's launch at the beginning of 1998 the fund has returned an average of 4.62% per year. While this is modest by long-term equity return standards, it is ahead of the S&P 500's 3.78% for the same period (and with a much smoother ride). The main reason the Fund's return over the past year trailed the S&P 500's 28.69% was the portfolio's bond holdings, which averaged approximately one-third of the portfolio.

Did you make any significant changes to the portfolio since December 31, 2002?

In Foresight, there are two important areas subject to change: allocation between stocks, bonds and cash, and specific stock holdings. We began the period with close to two-thirds of the portfolio in stocks; and ended the period with a bit less—just under 62%. However, by mid-year we had seen stocks move nicely upward and we trimmed our stock exposure,

FUND–AT–A–GLANCE

Objective: Mosaic Foresight seeks long-term capital appreciation through investments in large growth companies while pursuing capital preservation through active management of market exposure.

Net Assets: $4.7 million

Date of Inception: December 31, 1997

Ticker: GEWWX

**INDUSTRY DIVERSIFICATION
AS OF DECEMBER 31, 2003
FOR MOSAIC FORESIGHT**



CONSUMER STAPLES 2.8%
MEDIA 6.0%
CASH & OTHER 7.0%
GOVERNMENT AGENCY 31.6%
BANKS 10.3%
CONSUMER GOODS 7.3%
FINANCIAL SERVICES 6.7%
TECHNOLOGY 6.4%
HEALTHCARE 13.0%
INSURANCE 6.7%
INDUSTRIAL 2.2%

reducing stocks to just under 58%. The continued rise in stock valuations was largely responsible for the gradual rise in the fund's stock exposure to the end of the year tally.

Over the twelve months the Fund saw only minor changes in terms of companies owned, adding only First Data Corporation towards the end of the year. First Data provides transaction processing services including payment and credit card services, including the familiar brand Western Union. We believe that there is significant growth in store for First Data through the increasing use of electronic transactions at the point of sale.

Companies sold include American Power Conversion, Check Point Software, Safeway, Midwest Express and Tellabs. We also took profits in the fourth quarter when we sold our shares in Nasdaq-100 Index Tracking (QQQ).

What were the major contributors to performance across the period?

We saw excellent results from a number of our holdings. One of our top holding at the end of the period, Home Depot, rose some 48% over the period, while another one of our top five holdings, MGIC Investments, was up 37%. With technology one of the leading sectors, our holding that tracks the Nasdaq-100 Index (QQQ) was up strongly prior to our late-October sale, with a return of some 44% since the beginning of year through our sale date. We saw net losses in a few of the stocks we sold, including Midwest Express and Tellabs.

With our stock holdings concentrated in well-established, high-quality companies, we did not participate in the hot spots of the market, which centered on small-sized, speculative firms. As the economy solidifies we feel good about the prospects for these more established enterprises.

While our sizable bond positions were not a major plus for performance, they were positive for the year, and continue to provide risk dampening for the portfolio. This is especially comforting after a year in which the market had a major run-up, increasing valuations along with the potential negative impact of unexpected economic challenges or geo-political events.

COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT FOR MOSAIC FORESIGHT



Average Annual Total Return		
1 Year	5 Year	Since Inception (December 31, 1997)
16.73%	2.42%	4.62%

Past performance is not predictive of future performance. The above graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or redemption of fund shares.

Independent Auditors' Report

To the Board of Trustees and Shareholders of Mosaic Equity Trust:

We have audited the accompanying statements of assets and liabilities, including the portfolios of investments, of Mosaic Equity Trust (the "Trust"), including Investors Fund, Balanced Fund, Mid-Cap Fund, and Foresight Fund (collectively, the "Funds"), as of December 31, 2003, the related statements of operations for the year then ended, statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2003, by correspondence with the Funds' custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds constituting Mosaic Equity Trust as of December 31, 2003, the results of their operations, the changes in their net assets, and their financial highlights for the respective stated periods, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Chicago, Illinois
February 13, 2004

Investors Fund • Portfolio of Investments

	NUMBER OF SHARES	VALUE
COMMON STOCKS:		
94.1% of net assets		
BANKS: 6.5%		
Charter One Financial	118,795	$4,104,367
Wells Fargo Co.	67,685	3,985,970
CONSUMER GOODS: 6.2%		
Liz Claiborne	100,000	3,546,000
Mohawk Industries Inc.*	60,000	4,232,400
CONSUMER STAPLES: 6.3%		
Kraft Foods	143,415	4,620,831
Walgreen Co.	89,515	3,256,556
FINANCIAL SERVICES: 8.5%		
Freddie Mac	70,000	4,082,400
MBNA Corp.	162,000	4,025,700
Morgan Stanley	43,615	2,524,000
HEALTHCARE: 10.9%		
Johnson & Johnson	93,595	4,835,118
Merck & Co., Inc.	68,175	3,149,685
Pfizer, Inc.	158,885	5,613,407
INDUSTRIAL: 6.7%		
Dover Corp.	105,105	4,177,924
Waste Management Inc.	141,650	4,192,840
INSURANCE: 16.6%		
AIG US	65,245	4,324,439
Berkshire Hathaway*	1,550	4,363,250
MGIC Investment Corp.	59,675	3,397,895
Markel Corp.*	10,510	2,664,390
Mercury General Corp.	47,805	2,225,323
Willis Group Holding	110,010	3,748,041

	NUMBER OF SHARES	VALUE
MEDIA: 12.6%		
Comcast Corp.*	102,390	$3,202,759
Interactive Corp.*	94,080	3,192,134
Liberty Media Corp.	471,615	5,607,502
Viacom*	83,995	3,727,698
RETAIL & RESTAURANTS: 8.6%		
Costco Wholesale Corp.*	107,755	4,006,331
McDonald's Corp.	139,370	3,460,557
Target Corp.	87,035	3,342,144
TECHNOLOGY: 11.2%		
Automatic Data Processing	73,720	2,920,049
First Data. Corp Services	106,190	4,363,347
Microsoft Corp.	135,180	3,722,856
Nokia Corp.	174,920	2,973,640
TOTAL COMMON STOCKS (Cost $101,004,140)		$117,589,553
REPURCHASE AGREEMENT:		
3.4% of net assets With Morgan Stanley and Company issued 12/31/03 at 0.65%, due 1/2/04, collateralized by $4,401,132 in United States Treasury Notes due 11/15/18. Proceeds at maturity are $4,314,156 (Cost $4,314,000).		4,314,000
TOTAL INVESTMENTS: 97.5% of net assets (Cost $105,318,140)		$121,903,553
CASH AND RECEIVABLES LESS LIABILITIES: 2.5% of net assets		3,059,366
NET ASSETS: 100.00%		$124,962,919

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

Balanced Fund • Portfolio of Investments

	NUMBER OF SHARES	VALUE
COMMON STOCKS: 65.1% of net assets		
BANKS: 4.5%		
Charter One Financial	16,155	$558,155
Wells Fargo Co.	9,070	534,132
CONSUMER GOODS: 4.4%		
Liz Claiborne	13,090	464,171
Mohawk Industries Inc.*	8,670	611,582
CONSUMER STAPLES: 4.4%		
Kraft Foods	19,000	612,180
Walgreen Co.	12,625	459,298
FINANCIAL SERVICES: 6.0%		
Freddie Mac	9,575	558,414
MBNA Corp.	22,535	559,995
Morgan Stanley	5,835	337,672
HEALTHCARE: 7.2%		
Johnson & Johnson	11,795	609,330
Merck & Co., Inc.	8,940	413,028
Pfizer, Inc.	21,105	745,640
INDUSTRIAL: 6.5%		
Automatic Data Processing	10,630	421,054
Dover Corp.	15,120	601,020
Waste Management Inc.	19,295	571,132
INSURANCE: 11.6%		
AIG US	8,865	587,572
Berkshire Hathaway*	210	591,150
MGIC Investment Corp.	8,170	465,200
Markel Corp.*	1,485	376,462
Mercury General Corp.	6,860	319,333
Willis Group Holding	14,120	481,068

	NUMBER OF SHARES	VALUE
MEDIA: 8.5%		
Comcast Corp.*	14,405	$450,588
Interactive Corp.*	12,610	427,857
Liberty Media Corp.	63,075	749,962
Viacom*	10,305	457,336
RETAIL & RESTAURANTS: 6.0%		
Costco Wholesale Corp.*	13,935	$518,103
McDonald's Corp.	19,115	474,626
Target Corp.	12,080	463,872
TECHNOLOGY: 6.0%		
First Data Corp.	14,040	576,904
Microsoft Corp.	18,095	498,336
Nokia Corp.	22,830	388,110
TOTAL COMMON STOCKS (Cost $13,748,598)		$15,883,282

	PRINCIPAL AMOUNT	VALUE
DEBT INSTRUMENTS: 29.8% of net assets		
CORPORATE OBLIGATIONS: 20.0%		
CONSUMER GOODS: 1.1%		
Target Corp., 5.5%, 4/1/07	$250,000	$270,210

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

	PRINCIPAL AMOUNT	VALUE
FINANCIALS: 7.1%		
Citigroup Inc., 5.75%, 5/10/06	$325,000	$349,967
Countrywide Home Loan, 5.625%, 5/15/07	210,000	226,890
Goldman Sachs, 7.35%, 10/1/09	230,000	268,563
Household Finance Co., 7.875%, 3/1/07	240,000	274,461
Int'l Lease Finance, 5.625%, 6/1/07	315,000	339,466
MGIC Investment Corp., 6%, 3/15/07	250,000	268,930
INDUSTRIAL: 3.2%		
Chevron Phillips 5.375%, 6/15/07	255,000	271,704
Daimler Chrysler, 7.2%, 9/1/09	250,000	279,522
Ford Motor Credit, 6.875%, 2/1/06	225,000	240,261
OIL: 2.2%		
CONOCO Inc., 6.35%, 4/15/09	290,000	325,701
Marathon Oil Corp., 5.375%, 6/1/07	200,000	214,213
RETAILERS-APPAREL: 1.2%		
Kohls Corp., 6.7%, 2/1/06	280,000	304,792
TECHNOLOGY: 2.4%		
Computer Sciences Co., 7.5%, 8/8/05	255,000	277,135
Lexmark Int'l, 6.75%, 5/15/08	290,000	314,408
TELECOMMUNICATIONS: 2.8%		
AT & T Broadband, 8.375%, 3/15/13	200,000	245,202
Bellsouth Corp., 5%, 10/15/06	250,000	265,505
SBC Communication, 5.75%, 5/2/06	150,000	161,060
US TREASURY & AGENCY OBLIGATIONS: 9.8%		
Fannie Mae, 6.0%, 12/15/05	$500,000	$538,689
Fannie Mae, 6.42%, 3/9/09	400,000	403,773
Freddie Mac, 3.50%, 9/15/07	370,000	376,715
US Treasury Note, 5.875%,11/15/05	400,000	430,547
US Treasury Note, 4.625%,5/15/06	600,000	636,094
TOTAL DEBT INSTRUMENTS (Cost $7,064,057)		$7,283,808
REPURCHASE AGREEMENT: 3.1% of net assets With Morgan Stanley and Company issued 12/31/03 at 0.65%, due 1/2/04, collateralized by $775,350 in United States Treasury Notes due 11/15/18. Proceeds at maturity are $760,027 (Cost $760,000).		760,000
TOTAL INVESTMENTS: 98.0% of net assets (Cost $21,572,655)		$23,927,090
CASH AND RECEIVABLES LESS LIABILITIES: 2.0% of net assets		483,393
NET ASSETS: 100.00%		$24,410,483

The Notes to Financial Statements are an integral part of these statements.

Mid-Cap Fund • Portfolio of Investments

	NUMBER OF SHARES	VALUE
COMMON STOCKS: 89.8% of net assets		
BANKS: 5.9%		
Charter One Financial	55,933	$1,932,485
Southtrust Corp.	38,870	1,272,215
CONSUMER GOODS: 12.6%		
John Wiley & Sons Inc.	28,025	742,506
Limited Inc.	86,940	1,567,528
Liz Claiborne	54,450	1,930,797
Mohawk Industries, Inc.*	26,170	1,846,032
Natuzzi SPA	78,000	786,240
CONSUMER STAPLES: 5.7%		
Del Monte Foods*	167,540	1,742,416
Kroger Company*	75,675	1,400,744
HEALTHCARE: 5.1%		
Edwards Lifesciences Co.*	29,395	884,202
Laboratory Corp of America*	51,370	1,898,122
INDUSTRIAL: 14.2%		
Dover Corporation	38,460	1,528,785
Expeditors International of Washington, Inc.	36,665	1,531,444
Hewitt Associates, Inc.*	61,880	1,850,212
Valassis Communications, Inc.*	36,675	1,076,411
Waste Management Inc.	60,865	1,801,604
INSURANCE: 22.5%		
MGIC Investment Corp.	25,580	1,456,525
Markel Corp.*	9,280	2,352,573
Mercury General Corp.	37,655	1,752,840
Odyssey Reinsurance Holdings	99,075	2,234,141
White Mountains Insurance	4,435	2,039,878
Willis Group Holding	72,135	2,457,640

	NUMBER OF SHARES	VALUE
MEDIA: 6.3%		
Liberty Media Corp.*	178,045	$2,116,955
Scripps, Co.	14,125	1,329,728
RETAIL & RESTAURANTS: 14.4%		
Costco Wholesale Corp.*	54,140	2,012,925
Ethan Allen Interiors	37,650	1,576,782
Office Depot, Inc.*	107,210	1,791,479
Tiffany & Company	21,940	991,688
YUM! Brands Inc.*	42,830	1,473,352
TECHNOLOGY: 2.6%		
Kemet Corp.*	104,935	1,436,560
TELECOMMUNI-CATIONS: 0.5%		
Allstream Inc.	4,770	273,559
TOTAL COMMON STOCKS (Cost $40,503,564)		$49,088,368
REPURCHASE AGREEMENT:[1] 13.1% of net assets With Morgan Stanley and Company issued 12/31/03 at 0.65%, due 1/2/04, collateralized by $7,302,574 in United States Treasury Notes due 11/15/18. Proceeds at maturity are $7,158,258 (Cost $7,158,000).		7,158,000
TOTAL INVESTMENTS: 102.9% of net assets (Cost $47,661,564)		$56,246,368
CASH AND RECEIVABLES LESS LIABILITIES: (2.9)% of net assets		(1,570,965)
NET ASSETS: 100.00%		$54,675,403

*Non-income producing

[1]The Fund may have elements of risk due to concentrated investments. Such concentrations may subject the Fund to additional risk..

The Notes to Financial Statements are an integral part of these statements.

Foresight Fund • Portfolio of Investments

	NUMBER OF SHARES	VALUE
COMMON STOCKS: 61.4% of net assets		
BANKS: 10.3%		
Marshall & Isley Co.	4,000	$153,000
Southtrust Corp.	4,240	138,775
Washington Mutual	4,855	194,783
CONSUMER GOODS: 7.3%		
Home Depot Inc.	6,110	216,844
Liz Claiborne	3,610	128,011
CONSUMER STAPLES: 2.8%		
Kroger Company*	7,230	133,827
FINANCIAL SERVICES: 6.7%		
Freddie Mac	1,500	87,480
Morgan Stanley	3,960	229,165
HEALTHCARE: 13.0%		
Bristol-Myers Squibb	5,850	167,310
Edwards Lifesciences, Inc.*	5,065	152,355
Merck & Co., Inc.	2,970	137,214
Pfizer, Inc.	4,535	160,222
INDUSTRIAL: 2.2%		
Dover Corp.	2,650	105,337
INSURANCE: 6.7%		
MBIA Inc.	2,250	133,268
MGIC Investment Corp.	3,215	183,062
MEDIA: 6.0%		
Comcast Corp.*	4,855	151,864
Liberty Media Corp.*	11,185	132,990
TECHNOLOGY: 6.4%		
Cisco Systems, Inc.*	3,940	95,703
First Data Corp. Services	5,045	207,298
TOTAL COMMON STOCKS (Cost $2,542,397)		$2,908,508

	PRINCIPAL AMOUNT		
US GOVERNMENT AGENCY OBLIGATIONS: 31.6% of net assets			
Fannie Mae, 1.05%, 1/7/04	$250,000	$249,962
Fannie Mae, 1.05%, 2/2/04	250,000	249,776
Fannie Mae, 1.07%, 2/25/04	250,000	249,592
Fannie Mae, 1.09%, 3/3/04	250,000	249,531
Fannie Mae, 1.05%, 3/24/04	250,000	249,393
Fannie Mae, 1.05%, 4/13/04	250,000	249,249
TOTAL US GOVERNMENT AGENCY OBLIGATIONS (Cost $1,497,502)		$1,497,503
REPURCHASE AGREEMENT: 6.5% of net assets With Morgan Stanley and Company issued 12/31/03 at 0.65%, due 1/2/04, collateralized by $318,302 in United States Treasury Notes due 11/15/18. Proceeds at maturity are $312,011 (Cost $312,000).		312,000
TOTAL INVESTMENTS: 99.5% of net assets (Cost $4,351,899)		$4,718,011
CASH AND RECEIVABLES LESS LIABILITIES: 0.5% of net assets		23,148
NET ASSETS: 100.00%		$4,741,159

*Non-income producing

The Notes to Financial Statements are an integral part of these statements.

Statements of Assets and Liabilities

December 31, 2003

	Investors Fund	Balanced Fund	Mid-Cap Fund	Foresight Fund
ASSETS				
Investments, at value (Notes 1 and 2)				
Investment securities	$117,589,553	$23,167,090	$49,088,368	$4,406,011
Repurchase agreements.	4,314,000	760,000	7,158,000	312,000
Total investments*.	121,903,553	23,927,090	56,246,368	4,718,011
Cash	913	453	428	886
Receivables				
Investment securities sold	2,817,297	380,337	--	--
Dividends and interest.	102,703	102,112	33,236	4,184
Capital shares sold	180,366	1,711	261,236	18,078
Total assets	$125,004,832	$24,411,703	$56,541,268	$4,741,159
LIABILITIES				
Payables				
Investment securities purchased.	--	--	1,862,309	--
Capital shares redeemed.	41,913	1,220	3,556	--
Total liabilities	$ 41,913	$ 1,220	$ 1,865,865	$ --
NET ASSETS (Note 7)	$124,962,919	$24,410,483	$54,675,403	$4,741,159
CAPITAL SHARES OUTSTANDING.	6,650,846	1,339,758	4,944,378	376,701
NET ASSET VALUE PER SHARE.	$ 18.79	$ 18.22	$ 11.06	$ 12.59
***INVESTMENT SECURITIES, AT COST**	$105,318,140	$21,572,655	$47,661,564	$4,351,899

The Notes to Financial Statements are an integral part of these statements.

Statements of Operations

For the year ended December 31, 2003

	Investors Fund	Balanced Fund	Mid-Cap Fund	Foresight Fund
INVESTMENT INCOME (Note 1)				
Interest income......................	$ 81,941	$358,470	$46,453	$17,318
Dividend income	1,150,162	155,789	259,983	38,145
Total investment income..................	1,232,103	514,259	306,436	55,463
EXPENSES (Notes 3 and 5)				
Investment advisory fees...............	785,333	167,839	283,226	32,150
Other expenses	154,626	100,703	188,818	21,433
Total expenses	939,959	268,542	472,044	53,583
NET INVESTMENT INCOME (LOSS).........	$ 292,144	$ 245,717	$ (165,608)	$ 1,880
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS				
Net realized gain (loss) on investments ..	3,283,814	268,700	1,571,899	(185,642)
Change in net unrealized appreciation (depreciation) of investments..........	17,785,081	2,685,688	8,468,111	859,888
NET GAIN ON INVESTMENTS..............	$21,068,895	$2,954,388	$10,040,010	$674,246
TOTAL INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$21,361,039	$3,200,105	$ 9,874,402	$676,126

The Notes to Financial Statements are an integral part of these statements.

Statements of Changes in Net Assets

For the year indicated

	Investors Fund		Balanced Fund	
	Year Ended December 31,		Year Ended December 31,	
	2003	2002	2003	2002
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS				
Net investment income................	$ 292,144	$ 230,999	$ 245,717	$ 345,135
Net realized gain (loss) on investments ..	3,283,814	(4,364,044)	268,700	(775,629)
Change in net unrealized appreciation (depreciation) on investments	17,785,081	(6,805,225)	2,685,688	(1,716,639)
Total increase (decrease) in net assets resulting from operations.................	21,361,039	(10,938,270)	3,200,105	(2,147,133)
DISTRIBUTIONS TO SHAREHOLDERS				
From net investment income	(292,144)	(230,999)	(245,717)	(345,324)
From net capital gains	--	--	--	--
Total distributions	(292,144)	(230,999)	(245,717)	(345,324)
CAPITAL SHARE TRANSACTIONS (Note 8)...	8,675,185	75,861,631	570,434	521,833
TOTAL INCREASE (DECREASE) IN NET ASSETS	29,744,080	64,692,362	3,524,822	(1,970,624)
NET ASSETS				
Beginning of year.........................	$ 95,218,839	$30,526,477	$20,885,661	$22,856,285
End of year..............................	$124,962,919	$95,218,839	$24,410,483	$20,885,661
UNDISTRIBUTED NET INVESTMENT INCOME	$ --	$ --	$ --	$ --

The Notes to Financial Statements are an integral part of these statements.

Statements of Changes in Net Assets (concluded)

	Mid-Cap Fund		Foresight Fund	
	Year Ended December 31,		Year Ended December 31,	
	2003	2002	2003	2002
INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS				
Net investment income (loss)	$ (165,608)	$ (89,444)	$ 1,880	$ 8,798
Net realized gain (loss) on investments . .	1,571,899	(1,035,833)	(185,642)	(44,103)
Change in net unrealized appreciation (depreciation) on investments	8,468,111	(2,068,547)	859,888	(627,129)
Total increase (decrease) in net assets resulting from operations	9,874,402	(3,193,824)	676,126	(662,434)
DISTRIBUTIONS TO SHAREHOLDERS				
From net investment income	--	--	(1,880)	(8,798)
From net capital gains	(531,294)	(169,345)	--	--
Total distributions	(531,294)	(169,345)	(1,880)	(8,798)
CAPITAL SHARE TRANSACTIONS (Note 8) . . .	19,130,688	16,527,958	141,460	286,689
TOTAL INCREASE (DECREASE) IN NET ASSETS	28,473,796	13,164,789	815,706	(384,543)
NET ASSETS				
Beginning of year	$26,201,607	$13,036,818	$3,925,453	$4,309,996
End of year	$54,675,403	$26,201,607	$4,741,159	$3,925,453
UNDISTRIBUTED NET INVESTMENT INCOME	$ --	$ --	$ --	$ --

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights

Selected data for a share outstanding for the periods indicated.

INVESTORS FUND

| | Year Ended December 31, | | | | |
	2003	2002	2001	2000	1999
Net asset value, beginning of year	$15.42	$18.61	$20.06	$21.10	$24.26
Investment operations:					
Net investment income (loss)	0.04	0.04	0.04	0.01	(0.01)
Net realized and unrealized gain (loss) on investments	3.37	(3.19)	(0.54)	2.28	1.21
Total from investment operations	3.41	(3.15)	(0.50)	2.29	1.20
Less distributions:					
From net investment income	(0.04)	(0.04)	(0.05)	(0.01)	--
From net capital gains	--	--	(0.90)	(3.32)	(4.36)
Total distributions	(0.04)	(0.04)	(0.95)	(3.33)	(4.36)
Net asset value, end of year	$18.79	$15.42	$18.61	$20.06	$21.10
Total return (%)	22.14	(16.94)	(2.52)	10.84	5.06
Ratios and supplemental data					
Net assets, end of year (in thousands)	$124,963	$95,219	$30,526	$27,481	$29,326
Ratio of expenses to average net assets (%)	0.88	0.99	1.15	1.15	1.15
Ratio of net investment income (loss) to average net assets (%)	0.27	0.44	0.26	0.05	(0.03)
Portfolio turnover (%)	29	88	63	81	74

BALANCED FUND

| | Year Ended December 31, | | | | |
	2003	2002	2001	2000	1999
Net asset value, beginning of year	$15.98	$17.87	$18.68	$18.95	$20.47
Investment operations:					
Net investment income	0.19	0.26	0.33	0.33	0.33
Net realized and unrealized gain (loss) on investments	2.24	(1.89)	(0.12)	1.69	0.31
Total from investment operations	2.43	(1.63)	0.21	2.02	0.64
Less distributions:					
From net investment income	(0.19)	(0.26)	(0.33)	(0.33)	(0.33)
From net capital gains	--	--	(0.69)	(1.96)	(1.83)
Total distributions	(0.19)	(0.26)	(1.02)	(2.29)	(2.16)
Net asset value, end of year	$18.22	$15.98	$17.87	$18.68	$18.95
Total return (%)	15.29	(9.13)	1.17	10.79	3.14
Ratios and supplemental data					
Net assets, end of year (in thousands)	$24,411	$20,886	$22,856	$21,781	$25,326
Ratio of expenses to average net assets (%)	1.20	1.20	1.20	1.20	1.20
Ratio of net investment income to average net assets (%)	1.01	1.56	1.81	1.70	1.57
Portfolio turnover (%)	43	37	60	66	55

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights (concluded)

Selected data for a share outstanding for the periods indicated.

MID-CAP FUND

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Net asset value beginning of year	$8.69	$10.04	$9.36	$9.57	$8.74
Investment operations:					
Net investment income (loss)	(0.03)	(0.03)	0.01	0.04	--
Net realized and unrealized gain (loss)					
on investments	2.51	(1.26)	1.40	1.74	0.83
Total from investment operations	2.48	(1.29)	1.41	1.78	0.83
Less distributions:					
From net investment income	--	--	(0.01)	(0.04)	--
From net capital gains	(0.11)	(0.06)	(0.72)	(1.95)	--
Total distributions	(0.11)	(0.06)	(0.73)	(1.99)	--
Net asset value, end of year	$11.06	$8.69	$10.04	$9.36	$9.57
Total return (%)	28.53	(12.87)	15.32	18.46	9.50
Ratios and supplemental data					
Net assets, end of year (in thousands)	$54,675	$26,202	$13,037	$9,101	$8,789
Ratio of expenses to average net assets (%)	1.25	1.24	1.25	1.25	1.25
Ratio of net investment income (loss)					
to average net assets (%)	(0.44)	(0.42)	0.09	0.38	(0.03)
Portfolio turnover (%)	25	35	47	75	65

FORESIGHT FUND

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Net asset value beginning of year	$10.79	$12.60	$13.41	$11.46	$11.95
Investment operations:					
Net investment income (loss)	0.01	0.02	0.15	0.27	0.37
Net realized and unrealized gain					
(loss) on investments	1.80	(1.81)	(0.54)	1.68	(0.49)
Total from investment operations	1.81	(1.79)	(0.39)	1.95	(0.12)
Less distributions from net					
investment income	(0.01)	(0.02)	(0.42)	--	(0.37)
Net asset value, end of year	$12.59	$10.79	$12.60	$13.41	$11.46
Total return (%)	16.73	(14.17)	(2.97)	17.02	(0.94)
Ratios and supplemental data					
Net assets, end of year (in thousands)	$4,741	$3,925	$4,310	$2,858	$2,585
Ratio of expenses to average net assets (%)	1.25	1.25	1.25	1.25	1.25
Ratio of net investment income					
to average net assets (%)	0.04	0.21	1.41	2.37	2.73
Portfolio turnover (%)	7	8	26	104	76

The Notes to Financial Statements are an integral part of these statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies.

Mosaic Equity Trust (the "Trust") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end, investment management company. The Trust offers shares in four separate diversified funds which invest in differing securities: the Investors Fund, Balanced Fund, Mid-Cap Fund and Foresight Fund whose objectives and strategies are described in the Trust's prospectus.

Securities Valuation: Securities traded on a national securities exchange are valued at their closing sale price. Repurchase agreements and other securities having maturities of 60 days or less are valued at amortized cost, which approximates market value. Securities having longer maturities, for which quotations are readily available, are valued at the mean between their closing bid and asked prices. Securities for which current market quotations are not readily available are valued at their fair value as determined in good faith by the Board of Trustees.

Investment Transactions: Investment transactions are recorded on a trade date basis. The cost of investments sold is determined on the identified cost basis for financial statement and federal income tax purposes.

Investment Income: Interest income is recorded on an accrual basis. Bond premium is amortized and original issue discount and market discount are accreted over the expected life of each applicable security. Dividend income is recorded on the ex-dividend date. Other income is accrued as earned.

Distribution of Income and Gains: Net investment income, determined as gross investment income less total expenses, is declared as a regular dividend and distributed to shareholders at year-end for the Investors, Mid-Cap and Foresight Funds. The Trust intends to declare and pay regular dividends quarterly on the Balanced Fund. Capital gains distributions, if any, are declared and paid annually at year end.

The tax character of distributions paid during 2003 and 2002 was as follows:

	2003	2002
Investors Fund:		
Distributions paid from:		
Ordinary Income	$292,144	$230,999
Long-term capital gains	--	--
Short-term capital gains	--	--
Balanced Fund:		
Distributions paid from:		
Ordinary Income	$245,717	$345,324
Long-term capital gains	--	--
Short-term capital gains	--	--
Mid-Cap Fund:		
Distributions paid from:		
Ordinary Income	--	--
Long-term capital gains	$531,294	$97,892
Short-term capital gains	--	71,453
Foresight Fund:		
Distributions paid from		
Ordinary Income	$1,880	$8,798

The Investors Fund hereby designates $292,144 (100%) of its ordinary dividend distribution paid during 2003 as qualified dividend income eligible for preferential tax rates for individuals. The Balanced Fund hereby designates the following amounts (and %s) of its ordinary dividend distribution as qualified dividend income: $36,061 (46%) paid during 1st quarter 2003; $30,779 (54%) paid during 2nd quarter 2003; $39,632 (74%) paid during 3rd quarter 2003 and $49,317 (88%) paid during 4th quarter 2003 which is eligible for preferential tax rates for individuals. The Mid-Cap Fund hereby designates $531,294 of its dividends paid during 2003 as a capital gain distribution. The Foresight Fund hereby designates $1,880 (100%) of its ordinary dividend distribution paid during 2003 as qualified dividend income eligible for preferential tax rates for individuals.

As of December 31, 2003, the components of distributable earnings on a tax basis were as follows:

Investors Fund:

Accumulated net realized losses	$(6,784,783)
Net unrealized appreciation on investments	16,585,413
	$ 9,800,630

Balanced Fund:

Accumulated net realized losses	$(1,032,615)
Net unrealized appreciation on investments	2,354,435
	$ 1,321,820

Mid-Cap Fund:

Accumulated net realized gains	$ --
Net unrealized appreciation on investments	8,584,804
	$ 8,584,804

Foresight Fund:

Accumulated net realized losses	$ (304,443)
Net unrealized appreciation on investments	366,112
	$ 61,669

Net realized gains or losses may differ for financial and tax reporting purposes as a result of loss deferrals related to wash sales and post-October transactions.

Income Tax: No provision is made for Federal income taxes since it is the intention of the Trust to comply with the provisions of the Internal Revenue Code available to investment companies and to make the requisite distribution to shareholders of taxable income which will be sufficient to relieve it from all or substantially all Federal income taxes. As of December 31, 2003, capital loss carryovers available to offset future capital gains for federal income tax purposes and the years they expire are as follows:

Expiration Date	Investors Fund
December 31, 2008	$ 343,098
December 31, 2009	3,795,163
December 31, 2010	2,646,522

Expiration Date	Balanced Fund
December 31, 2009	$525,686
December 31, 2010	448,031
December 31, 2011	58,898

Expiration Date	Foresight Fund
December 31, 2009	$ 74,698
December 31, 2010	44,103
December 31, 2011	185,642

A portion of the Investors Fund's capital loss carryovers were acquired through its mergers with Mosaic Focus Fund on July 1, 2002 and LaCrosse Large Cap Stock Fund on August 26, 2002, and are subject to certain limitations.

Due to inherent differences in the recognition of income, expenses, and realized gains/losses under generally accepted accounting principles and federal income tax purposes, permanent differences between financial and tax basis reporting for the 2003 fiscal year have been identified and appropriately reclassified. In the Mid-Cap Fund, permanent differences relating to net investment losses which are not deductible for tax purposes totaling $160,836 were reclassified from accumulated undistributed net investment loss to net paid-in-capital on shares of beneficial interest and $4,772 of realized gains were reclassified from accumulated net realized gains to net investment loss. In the Foresight Fund, permanent differences relating to the expiration of capital loss carryover totaling $6,535 were reclassified from accumulated net realized losses to net paid-in-capital on shares of beneficial interest.

Notes to Financial Statements (continued)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates affect the reported amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investments in Repurchase Agreements.

When the Trust purchases securities under agreements to resell, the securities are held for safekeeping by the custodian bank as collateral. Should the market value of the securities purchased under such an agreement decrease below the principal amount to be received at the termination of the agreement plus accrued interest, the counterparty is required to place an equivalent amount of additional securities in safekeeping with the Trust's custodian bank. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission, the Trust, along with other registered investment companies having Advisory and Services Agreements with the same advisor, transfers uninvested cash balances into a joint trading account. The aggregate balance in this joint trading account is invested in one or more consolidated repurchase agreements whose underlying securities are U.S. Treasury or federal agency obligations. The Investors Fund has approximately a 30.9% interest, the Balanced Fund approximately a 5.4% interest, the Mid-Cap Fund approximately a 51.2% interest and the Foresight Fund approximately a 2.2% interest in the consolidated repurchase agreement of $13,978,000 collateralized by $14,260,321 in United States Treasury Notes. Proceeds at maturity are $13,978,505.

3. Investment Advisory Fees and Other Transactions with Affiliates.

The investment advisor to the Trust, Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. (collectively "the Advisor"), earns an advisory fee equal to 0.75% per annum of the average net assets of the Balanced, Mid-Cap and Foresight Funds and the first $100 million in the Investors Fund. The advisory fee paid by the Investors Fund is reduced to 0.60% per annum on assets over $100 million. The fees are accrued daily and are paid monthly.

4. Investment Transactions.

Purchases and sales of securities (excluding short-term securities) for the year ended December 31, 2003 were as follows:

	Purchases	Sales
Investors Fund:		
U. S. Gov't Securities	--	--
Other	$40,855,525	$28,703,743
Balanced Fund:		
U. S. Gov't Securities	$1,467,446	$1,765,128
Other	$8,081,207	$7,022,191
Mid-Cap Fund:		
U. S. Gov't Securities	--	--
Other	$24,714,823	$8,281,410
Foresight Fund:		
U. S. Gov't Securities	--	--
Other	$180,110	$553,450

5. Other Expenses.

Under a separate Services Agreement, the Advisor will provide or arrange for each fund to have all other necessary operational and support services for a fee based on a percentage of average net assets. This percentage is 0.45% for the Balanced Fund and 0.50% for the Mid-Cap Fund and Foresight Fund. For the Investors Fund, this fee is 0.25% on the first $25 million of assets, 0.12% on the next $25 million of assets and 0.11% on all assets greater than $50 million. These fees are accrued daily and paid monthly.

The Advisor is also responsible for the fees and expenses of Trustees and certain promotional expenses.

6. Aggregate Cost and Unrealized Appreciation (Depreciation). The aggregate cost for federal income tax purposes and the net unrealized appreciation (depreciation) are as follows as of December 31, 2003:

	Investors Fund	Balanced Fund
Aggregate Cost	$105,318,140	$21,572,655
Gross unrealized appreciation	17,112,844	2,754,472
Gross unrealized depreciation	(527,431)	(400,037)
Net unrealized appreciation	$ 16,585,413	$ 2,354,435

	Mid-Cap Fund	Foresight Fund
Aggregate Cost	$ 47,661,564	$ 4,351,899
Gross unrealized appreciation	8,584,804	508,050
Gross unrealized depreciation	--	(141,938)
Net unrealized appreciation	$ 8,584,804	$ 366,112

7. Net Assets. At December 31, 2003, net assets include the following:

	Investors Fund	Balanced Fund
Net paid in capital on shares of beneficial interest	$115,162,289	$23,088,663
Accumulated net realized losses	(6,784,783)	(1,032,615)
Net unrealized appreciation on investments	16,585,413	2,354,435
Total Net Assets	$124,962,919	$24,410,483

	Mid-Cap Fund	Foresight Fund
Net paid in capital on shares of beneficial interest	$46,090,599	$ 4,679,490
Accumulated net realized gains (losses)	--	(304,443)
Net unrealized appreciation on investments	8,584,804	366,112
Total Net Assets	$54,675,403	$ 4,741,159

8. Capital Share Transactions. An unlimited number of capital shares, without par value, are authorized. Transactions in capital shares were as follows:

Investors Fund	Year Ended December 31,	
	2003	2002
In Dollars		
Shares sold	$29,279,134	$12,328,221
Additional shares issued in connection with merged funds	--	70,104,313
Shares issued in reinvestment of dividends	118,695	67,229
Total shares issued	29,397,829	82,499,763
Shares redeemed	(20,722,644)	(6,638,132)
Net increase	$ 8,675,185	$75,861,631
In Shares		
Shares sold	1,733,222	759,129
Additional shares issued in connection with merged funds	--	4,185,010
Shares issued in reinvestment of dividends	6,340	4,408
Total shares issued	1,739,562	4,948,547
Shares redeemed	(1,262,174)	(415,429)
Net increase	477,388	4,533,118

Notes to Financial Statements (concluded)

Balanced Fund	Year Ended December 31,	
	2003	2002
In Dollars		
Shares sold	$2,742,659	$2,318,972
Shares issued in reinvestment of dividends	228,378	321,908
Total shares issued	2,971,037	2,640,880
Shares redeemed	(2,400,603)	(2,119,047)
Net increase	$ 570,434	$ 521,833
In Shares		
Shares sold	161,758	133,907
Shares issued in reinvestment of dividends	13,589	19,572
Total shares issued	175,347	153,479
Shares redeemed	(142,505)	(125,521)
Net increase	32,842	27,958

Foresight Fund	Year Ended December 31,	
	2003	2002
In Dollars		
Shares sold	$ 608,291	$ 1,711,845
Shares issued in reinvestment of dividends	1,828	8,549
Total shares issued	610,119	1,720,394
Shares redeemed	(468,659)	(1,433,705)
Net increase	$ 141,460	$ 286,689
In Shares		
Shares sold	53,275	137,278
Shares issued in reinvestment of dividends	145	796
Total shares issued	53,420	138,074
Shares redeemed	(40,405)	(116,430)
Net increase	13,015	21,644

Mid-Cap Fund	Year Ended December 31,	
	2003	2002
In Dollars		
Shares sold	$22,555,986	$20,291,480
Shares issued in reinvestment of dividends	521,067	165,714
Total shares issued	23,077,053	20,457,194
Shares redeemed	(3,946,365)	(3,929,236)
Net increase	$19,130,688	$16,527,958
In Shares		
Shares sold	2,289,892	2,132,381
Shares issued in reinvestment of dividends	47,155	19,269
Total shares issued	2,337,047	2,151,650
Shares redeemed	(407,077)	(436,334)
Net increase	1,929,970	1,715,316

Management Information (unaudited)

Independent Trustees

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Philip E. Blake 550 Science Drive Madison, WI 53711 Born 11/07/1944	Trustee	Indefinite Term since May 2001	Retired investor; formerly publisher of Madison's Wisconsin State Journal newspaper.	All 12 Mosaic Funds	Madison Newspapers, Inc. of Madison, WI
James R. Imhoff, Jr. 550 Science Drive Madison, WI 53711 Born 5/20/1944	Trustee	Indefinite Term since July 1996	Chairman and CEO of First Weber Group, Inc. (real estate brokers) of Madison, WI.	All 12 Mosaic Funds	None
Lorence D. Wheeler 550 Science Drive Madison, WI 53711 Born 1/31/1938	Trustee	Indefinite Term since July 1996	Retired investor; formerly Pension Specialist for CUNA Mutual Group (insurance) and President of Credit Union Benefits Services, Inc. (a provider of retirement plans and related services for credit union employees nationwide).	All 12 Mosaic Funds	None

Interested Trustees*

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Frank E. Burgess 550 Science Drive Madison, WI 53711 Born 8/04/1942	Trustee and Vice President	Indefinite Terms since July 1996	Founder, President and Director of Madison Investment Advisors, Inc.	All 12 Mosaic Funds	None
Katherine L. Frank 550 Science Drive Madison, WI 53711 Born 11/27/1960	Trustee and President	Indefinite Terms President since July 1996, Trustee since May 2001	Principal and Vice President of Madison Investment Advisors, Inc. and President of Madison Mosaic, LLC	All 12 Mosaic Funds, but does not serve as Trustee of Mosaic Equity Trust	None

Officers*

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Jay R. Sekelsky 550 Science Drive Madison, WI 53711 Born 9/14/1959	Vice President	Indefinite Term since July 1996	Principal and Vice President of Madison Investment Advisors, Inc. and Vice President of Madison Mosaic, LLC	All 12 Mosaic Funds	None
Christopher Berberet 550 Science Drive Madison, WI 53711 Born 7/31/1959	Vice President	Indefinite Term since July 1996	Principal and Vice President of Madison Investment Advisors, Inc. and Vice President of Madison Mosaic, LLC	All 12 Mosaic Funds	None
W. Richard Mason 8777 N. Gainey Center Drive, #220 Scottsdale, AZ 85258 Born 5/13/1960	Secretary and General Counsel	Indefinite Terms since November 1992	Principal of Mosaic Funds Distributor, LLC; General Counsel for Madison Investment Advisors, Madison Scottsdale, LC and Madison Mosaic, LLC	All 12 Mosaic Funds	None

Management Information (concluded)

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Greg Hoppe 550 Science Drive Madison, WI 53711 Born 4/28/1969	Chief Financial Officer	Indefinite Term since August 1999	Vice President of Madison Mosaic, LLC; formerly CFO of Amcore Bank-South Central and auditor for McGladrey & Pullen accounting firm	All 12 Mosaic Funds	None

*All interested Trustees and Officers of the Trust are employees and/or owners of Madison Investment Advisors, Inc. Since Madison Investment Advisors, Inc. serves as the investment advisor to the Trust, each of these individuals is considered an "interested person" of the Trust as the term is defined in the Investment Company Act of 1940.

The Statement of Additional Information contains more information about the Trustees and is available upon request. To request a free copy, call Mosaic Funds at 1-800-368-3195.

Forward-Looking Statement Disclosure. One of our most important responsibilities as mutual fund managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as "estimate," "may," "will," "expect," "believe," "plan" and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise.

Proxy Voting Information. The Trust adopted policies that provide guidance and set forth parameters for the voting of proxies relating to securities held in the Fund's portfolios. These policies are available to you upon request and free of charge by writing to Mosaic Funds, 550 Science Drive, Madison, WI 53711 or by calling toll-free at 1-800-368-3195. Beginning next year, the Trust's proxy voting policies may also be obtained by visiting the Securities and Exchange Commission web site at www.sec.gov. The Trust will respond to shareholder requests for copies of our policies within two business days of request by first-class mail or other means designed to ensure prompt delivery.

Change of Independent Auditors. In October 2003, the Board of Trustees decided that, effective for the fiscal year beginning January 1, 2004, for matters relating to such fiscal years, the firm of Grant Thornton, LLP shall serve as the certifying accountant for the Trust, replacing Deloitte & Touche LLP at the conclusion of its engagement certifying the financial statements for the Trust's fiscal year ended December 31, 2003 and attendant matters related to fiscal years ended prior to December 31, 2004. For the Trust's last two fiscal years, Deloitte & Touche LLP has not issued to the Trust an adverse opinion or a disclaimer of opinion, or qualified or modified an opinion as to uncertainty, audit scope, or accounting principles. There has been no disagreement with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused it to make reference to the subject matter of the disagreement in connection with its report. There have been no events listed in paragraphs (a)(1)(v)(A) through (D) of 17 CFR 229.304(a)(1).

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The Mosaic Family of Mutual Funds

Mosaic Equity Trust

Mosaic Investors Fund
Mosaic Balanced Fund
Mosaic Mid-Cap Fund
Mosaic Foresight Fund

Mosaic Income Trust

Mosaic Government Fund
Mosaic Intermediate Income Fund
Mosaic Institutional Bond Fund

Mosaic Tax-Free Trust

Mosaic Arizona Tax-Free Fund
Mosaic Missouri Tax-Free Fund
Mosaic Virginia Tax-Free Fund
Mosaic Tax-Free National Fund

Mosaic Government Money Market

For more complete information on any Mosaic fund, including charges and expenses, request a prospectus by calling 1-800-368-3195. Read it carefully before you invest or send money. This document does not constitute an offering by the distributor in any jurisdiction in which such offering may not be lawfully made. Mosaic Funds Distributor, LLC.

TRANSFER AGENT

Mosaic Funds
c/o US Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

www.mosaicfunds.com

TELEPHONE NUMBERS

Shareholder Service
Toll-free nationwide: 888-670-3600

Mosaic Tiles (24 hour automated information)
Toll-free nationwide: 800-336-3600

550 Science Drive
Madison, Wisconsin 53711

SEC File Number 811-03615